August 2015 [Team Member Name] [Title] [Property]

Filed by Pinnacle Entertainment, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.

Commission File No.: 001-13641

Date: August 5, 2015

Dear [Team Member Name]:

As a team member who participates in Pinnacle Entertainment’s long term compensation equity plan, it is important you are well informed and have an understanding of the transaction recently announced and the impact the transaction will have on you and all Pinnacle Entertainment shareholders.

On July 20, 2015, the Company entered into a definitive agreement under which Gaming and Leisure Properties, Inc. (“GLPI”) will acquire substantially all of our real estate assets in a transaction valued at approximately $5.0 billion, following the spin-off of the Company’s operations into a separate public company (“New PNK”). In the transaction, PNK stockholders will receive 0.85 shares of GLPI common stock in exchange for each share of PNK they own, as well as one share of New PNK for each share of PNK they own. The transaction is expected to close by the end of the 2016 first quarter, subject to shareholder and regulatory approvals.

You are among a group of approximately 300 team members with equity awards as part of your total compensation package. All of PNK’s team members who own shares of common stock in our company will receive the same treatment as all other stockholders at the time of the transaction. In addition, your equity awards will be adjusted in a manner similar to the treatment of outstanding shares of common stock.

•	Treatment of Equity Awards: Each of your vested or unvested current PNK equity awards (PNK Options, Restricted Stock Units (RSUs), Performance Share Units (PSU) and Performance Cash Units (PCU)) will be converted into a combination of (1) corresponding equity awards of New PNK continuing to vest on the same schedule as your current PNK equity awards based on your service for New PNK and (2) fully-vested shares of GLPI. Following the closing of the transaction, you will be able to retain or sell your shares of GLPI.

•	Value of Equity Awards: At the time of the closing of the transaction with GLPI, each current PNK equity award (both vested and unvested) will be split between New PNK equity awards (both vested and unvested) and vested GLPI shares. The relative split of the value of equity awards between New PNK awards and GLPI shares will be based on the relative values of New PNK (the operating company) and current PNK (the property company) to be acquired by GLPI at the time of completion of the transaction. The strike price of your New PNK options would also be proportionately adjusted to reflect the transactions.

•	Taxes: The value of the GLPI shares you receive with respect to your outstanding equity awards will be taxed as ordinary income at the time of the transaction and will be subject to all applicable required withholdings.

The following illustration provides an example of the potential impact for a team member who received annual equity grants in 2013 and 2014, and that have a total potential value of $140,000 based on a $40 share price and a $10 strike price for options. In Q1 2016, the total value of these combined grants will be 37.5% vested (50% of the 2013 grant and 25% of the 2014 grant). Following the conversion of the equity at the time of the transaction, 81% of the total value will be vested and could be in the form of GLPI stock, New PNK Options, New PNK RSUs, New PNK PSUs or New PNK PCUs depending on the initial form of the grants made.

Vested

The number of shares underlying your equity awards and pre-close strike prices of your options will be adjusted. Assuming there are no extraordinary events, it is anticipated that approximately 70% of the value of your pre-transaction vested equity will be converted to GLPI shares and the remaining 30% will be converted to New PNK Equity Awards (which are vested and whether Options, RSUs, PSUs or PCUs). The foregoing figures do not account for tax and tax withholding.

Unvested

The number of shares underlying your equity awards and pre-close strike prices of your options will be adjusted. Assuming there are no extraordinary events, it is anticipated that approximately 70% of the value of your pre-transaction unvested equity current PNK will be converted into GLPI shares. The remaining 30% will be converted to equity awards in New PNK that will continue to vest. The foregoing figures do not account for tax and tax withholding.

The above example is for illustrative purposes only, and there can be no assurance as to the value at which the shares of PNK, New PNK or GLPI will trade. For details related to your equity awards, please go to Merrill Lynch’s website at https://www.benefits.ml.com.

This is an exceptional outcome for our company and I believe it represents a wealth building opportunity for PNK shareholders. I encourage you to plan for this with your tax, financial and estate advisors in order to ensure the best outcomes for your individual circumstances.

In addition, we are continuing to evaluate scenarios for the 2015 equity grants. Additional details will be provided in the coming months. If you have any questions about this process, please contact Christina Donelson or Robb Northrup at 702-541-7777.

We are having a terrific year & it is due in large part to the outstanding leadership we have throughout our company. Many thanks for all you do as a leader of our company. Your efforts are greatly appreciated.

We are PNK!

Anthony

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Gaming and Leisure Properties, Inc. (“GLPI”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. GLPI and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Certain Information Regarding Participants

GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Forward Looking Statements

All statements included in this communication, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding the transaction between the Company and GLPI whereby the Company would sell its real estate assets to GLPI and spin-off the Company’s operations into a new public company; the consummation of the transaction and the timing thereof; the ability of the Company to complete the contemplated financing transactions and reorganizations in connection with the transaction; the ability of the Company and GLPI to receive shareholder approval for the transaction; and the stock price of the Company and GLPI following the consummation of a transaction with GLPI. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI will be completed on any particular timeframe or at all. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review the Company’s filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.